FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 15, 2011

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1.	Cellcom Israel Announces Third Quarter 2011 Results

2.	Cellcom Israel Ltd. and Subsidiaries - Financial Statements as at September 30, 2011

Item 1

CELLCOM ISRAEL ANNOUNCES

THIRD QUARTER 2011 RESULTS

------------------------

This quarter continued to reflect the continued impact of the regulatory changes and the increased competition, as previously expected and reported

In this quarter we consolidated Netvision's results for September only

Cellcom Israel declares a third quarter dividend of NIS 1.90 per share (totals approx. NIS 189 million)

Third Quarter 2011 Highlights including Netvision's Results for September Only1 (compared to the third quarter 2010):

▪	Total Revenues totaled to NIS 1,665 million ($449 million) compared to NIS 1,729 million ($466 million)

▪	Total Revenues from services totaled to NIS 1,193 million ($321 million) compared to NIS 1,509 million ($407 million) as a result of the regulatory changes and the increased competition

▪	Revenues from content and value added services (including SMS) increased 2.4%, reaching 26.6% of services revenues2

▪	EBITDA3 totaled to NIS 534 million ($144 million) compared to NIS 716 million ($193 million)

▪	EBITDA margin 32.1%, compared to 41.4%

▪	Operating income totaled to NIS 349 million ($94 million) compared to NIS 534 million ($144 million)

▪	Net income totaled NIS 199 million ($54 million) compared to NIS 332 million ($89 million)

▪	Free cash flow3 totaled to NIS 2624 million ($71 million) compared to NIS 513 million ($138 million)

▪	Cellular Subscriber base totaled approx. 3.391 million at the end of September 2011

▪	3G cellular subscribers reached approx. 1.282 million at the end of September 2011, representing 37.8% of total cellular subscriber base

▪	The Company declared third quarter dividend of NIS 1.90 per share

1
On June 15, 2011, the Company and Netvision Ltd. ("Netvision") entered into a merger agreement. Netvision is a leading company in the Israeli communications market, which provides international long distance services, internet services (ISP), telephony services and other communication services. The transaction was completed on August 31, 2011. The consolidated financial results for the third quarter 2011 therefore include the results of Netvision only for the month of September 2011.

2	Excluding Netvision's services revenues.
3	Please see "Use of Non-IFRS financial measures" section in this press release.
4
The free cash flow for the third quarter 2011 is after elimination of the net cash flows used for the acquisition of Netvision in the amount of NIS 1,457 million (net of cash acquired in the amount of NIS 122 million).

Netanya, Israel – November 15, 2011 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel", the "Company"), announced today its financial results for the third quarter of 2011. Revenues for the third quarter 2011 totaled NIS 1,665 million ($449 million); EBITDA for the third quarter 2011 totaled NIS 534 million ($144 million), or 32.1% of total revenues; and net income for the third quarter 2011 totaled NIS 199 million ($54 million). Basic earnings per share for the third quarter 2011 totaled NIS 2.00 ($0.54).

Commenting on the results, Amos Shapira, Chief Executive Officer said, "In the third quarter of 2011, we continued to see the impact of the regulatory changes, which came into effect at the beginning of the year, on our Company’s results, as previously expected and reported.  Likewise, we also see the impacts of the merger with Netvision, which was completed at the end of August, with September being the first month in which we consolidated Netvision's results in our financial statements.  While the consolidation of Netvision's results in our financial report is only for September, I can say with great satisfaction that Netvision has demonstrated impressive results for its third quarter financial earnings, demonstrating growth in most parameters compared with the third quarter last year, among them a 24% increase in operating income and an 8% increase in EBITDA.

The cellular market underwent changes this year that significantly affected the level of competition and acceleration of price erosion, causing a decrease in revenues and profits. Notwithstanding, Cellcom Israel has continued to maintain its leading position, and even strengthen its  position among its competitors, both financially and public image wise. In the third quarter, we continued to improve our customer service following the challenges we faced at the beginning of the year, due to market changes. I believe that our focus throughout the years on every aspect concerning customer service is what created such a change in the cellular market and is what makes us today the leading cellular company in terms of financial and image parameters. The-Marker, an Israeli business newspaper, recently published an annual survey, regarding the cellular companies customers' recommendation index, which noted that although the Israeli cellular market's public image on the whole requires improvement, Cellcom Israel is the only company in the sector to improve compared with last year and moves to the leading position in the sector. This index joins other recent and similar publications over the past few months such as Globes' – another Israeli business newspaper- "2011 Brands Index" and complaints index from the "Israel Consumer Council" and the "Public Trust" organization. All of the above publications demonstrated that although Cellcom Israel is the largest cellular company in Israel, the number of Cellcom Israel's customer complaints is the lowest in the industry. While I am pleased with the improvements in our customer service, we will continue our efforts in order to maintain this improvement trend.

The Company's image as an attractive workplace was also substantially reinforced.  According to a recent survey, Cellcom Israel was ranked number one among cellular companies in Israel for students entering the workforce and ranked number five for Israeli companies overall.  Our advantage in competing for the best employees in Israel is a very important competitive tool for the Company in the market, both for now and in the future. Strong financial results as compared with our competitors, along with the strengthening in all our image parameters, better position us towards the additional  challenges expected in the communications industry in the future.

At a time when future challenges in the market are great due to increased competition, I think we can see that our consistent strategy of focusing on mobile communications - along with our development of unique management processes and professional staff of employees and managers with the motivation to win - is the right strategy and one that positioned us as market leaders.  I believe that our entry into the land line market through the acquisition of Netvision will only further strengthen our position. The changes expected in the coming year are not the first challenges to our market and I believe that just as we emerged stronger from previous challenges (such as number portability in 2008 and the significant regulatory changes at the beginning of 2011), the Company has the management team, employees and strength to continue doing so in the future.

We are in the midst of the merger process. The main strategic decisions related to the merged Group's future characteristics have been decided upon and we now have several teams in place led by an outstanding professional, Netvision's CEO and designated Cellcom Israel's CEO, Mr. Nir Sztern, along with the assistance of McKinsey, to plan the integration of the companies' units in more details. We are very pleased with the progress of the process and with the fertile involvement of tens of our managers in this process. I believe a merger between companies is first and foremost a merger of people, and we have the best people in both companies. We are executing this process transparently and professionally and making an effort to shorten it as much as possible, so that we can start harvesting the fruits of the merger as soon as possible. I believe that the main changes resulting from the merger may be completed by early 2012, and that we start to enjoy the fruits of the synergy during the first half of 2012.

Mr. Shapira added: “Recently, I announced my retirement after six years in office. I had both the privilege and an obligation to lead this wonderful organization through an exciting and incredibly challenging time.  The cellular market today is completely different from what it was six years ago, both from the technological perspective as well as the customer usage perspective.  Mobile devices are no longer just for, but rather also for, phone calls.  The slogan "mobile is everything" is true now more than ever. Likewise, the level of competition is not like it used to be in the past.  With all this, we have dealt successfully and improved our position, moving from second to the leading position in the industry. The smiles of Cellcom Israel employees and managers along with the Board of directors'

trust, gave me the energy required for this position and I thank them for this as I know this is not something to take for granted.

Although I will continue in my post until the end of 2011, this will be the last quarter I report our results to you. Starting next quarter, Mr. Nir Sztern, current CEO of Netvision, and appointed by the Board of directors to be the next CEO of Cellcom Israel, will be reporting the results. Nir began his career in the communications market at Cellcom Israel seventeen years ago and he has since performed successfully several roles in the communications industry. He has extensive experience in both mobile and landline communications, and this will serve as an important asset to his ability to lead the merged group to manage future market challenges.  In the last two months I have worked with Nir closely, in  leading the teams of the merger and was introduced to his great abilities. I have no doubt that Nir, together with the management team and employees of Cellcom Israel and Netvision, will successfully continue to lead the industry in the future".

Yaacov Heen, Chief Financial Officer, commented: "As we previously expected and reported, the reduction of interconnect fees and the continued price erosion had an adverse effect on our service revenues and profitability and we estimate that they will continue to affect our results for the fourth quarter as well. In the third quarter we consolidated Netvision's results for the month of September, which contributed NIS 98 million to total revenues and NIS 20 million to EBITDA. Turning to our results excluding Netvision: our total revenues decreased by 9.4% and service revenues decreased by 27% as compared with the third quarter last year, mostly due to the reduction of interconnect fees, but also due to the intensified competition. Revenues from content and value added services increased by 2.4% and EBITDA decreased by approximately 28.2% compared with the third quarter last year. As in the first half of the year, regulatory changes and accelerated competition led to a material increase in the Company's gross recruitment of subscribers, as well as to a 112% increase in revenues from handsets and accessories compared with the third quarter last year, most of which resulted from an increased sale of smartphones and advanced 3G handsets. In addition, the increased sale of handsets continue to cause a decrease in our free cash flow compared with the third quarter last year, due to an increase in the immediate payment to vendors for handset purchases, as opposed to spreading the proceeds from those sales, which are paid in installments by our customers (generally in 36 installments), although we can see an improvement in our free cash flow this quarter compared with the previous quarter.

During the quarter, we successfully raised approximately NIS 1.1 billion debt, through the expansion of existing series of debentures in a public tender, and for which we received demands of approximately NIS 2 billion. Overall, we have raised debt of approximately NIS 2.16 billion this year. The success of our latest debt raising, in a time of market turmoil, expresses the confidence of the investor community in our company.

For the third quarter of 2011, the Company will distribute a dividend of approximately NIS 189 million, representing approximately 95% of the third quarter net income to our shareholders."

Main Consolidated Financial Indicators (including Netvision's Results for September only):

	Q3/2011	Q3/2010	% Change	Q3/2011	Q3/2010
	million NIS			million US$ (convenience translation)
Total revenues	1,665	1,729	(3.7%)	448.5	465.8
Operating Income	349	534	(34.6%)	94.0	143.9
Net Income	199	332	(40.1%)	53.6	89.4
Free cash flow (*)	262	513	(48.9%)	70.6	138.2
EBITDA	534	716	(25.4%)	143.9	192.9
EBITDA, as percent of Revenues	32.1%	41.4%	(22.5%)

(*)	After elimination of the net cash flows used for the acquisition of Netvision in the amount of NIS 1,457 million ($393 million) (net of cash acquired in the amount of NIS 122 million ($33 million)).

Main Financial and Performance Indicators by Companies:

	Cellcom Israel without Netvision			Netvision (*)	Consolidation adjustments (**)	Consolidated results
	Q3/2011	Q3/2010	Change (%)	September 2011		Q3/2011
Total revenues	1,567	1,729	(9.4%)	105	(7)	1,665
Total Services revenues (including revenues from content and value added services)	1,101	1,509	(27.0%)	99	(7)	1,193
Revenues from content and value added services	293	286	2.4%	-	-	293
Handset and accessories revenues	466	220	111.8%	6	-	472
Operating Income	350	534	(34.4%)	10	(11)	349
EBITDA	514	716	(28.2%)	20	-	534
EBITDA, as percent of Revenues	32.8%	41.4%	(20.8%)	19.0%	-	32.1%
Cellular subscribers end of period (in thousands)	3,391	3,376	0.4%
Monthly cellular ARPU	105.1	145.9	(28.0%)
Average Monthly cellular MOU	357	334	6.9

(*)	Since the merger transaction was completed on August 31, 2011, the consolidated financial results include Netvision's results only for September 2011.

(**)	Include inter-company revenues between Cellcom Israel and Netvision, and amortization expenses attributable to the merger.

Financial Review (all financial data in this section includes Netvision's data for September only)

Revenues for the third quarter of 2011 totaled NIS 1,665 million ($449 million), a 3.7% decrease compared to NIS 1,729 million ($466 million) in the third quarter last year. Netvision's contribution to total revenues for the third quarter of 2011 totaled NIS 98 million ($26 million) excluding inter-

company revenues. Excluding Netvision's contribution, total revenues decreased by 9.4% compared to the third quarter last year.

Service revenues decreased 20.9% as a result of the regulatory changes, from NIS 1,509 million ($407 million) in the third quarter of 2010 to NIS 1,193 million ($321 million) in the third quarter of 2011. After elimination of Netvision's contribution to service revenues for the third quarter 2011 in the amount of NIS 92 million ($25 million) (excluding inter-company revenues), service revenues decreased by 27%.

The decrease in service revenues resulted mainly from a significant decrease in interconnect fees paid to us by other local operators, due to the reduction in interconnect tariffs as of January 1, 2011, as well as from the ongoing airtime price erosion, due to the increased competition in the market. The decrease in service revenues was partially offset by an increase of 2.4% in content and value added services (including SMS) revenues in the third quarter 2011, compared to the third quarter last year. Revenues from content and value added services for the third quarter 2011 totaled NIS 293 million ($79 million), or 26.6% of service revenues (excluding Netvision's service revenues).

Handset and accessories revenues increased by 114.5%, from NIS 220 million ($59 million) in the third quarter last year, to NIS 472 million ($127 million) in the third quarter of 2011. Netvision's contribution to those revenues for the third quarter 2011 totaled NIS 6 million ($2 million). The increase in handset and accessories revenues was due to an increase in the number of cellular handsets sold during the third quarter of 2011 compared to the third quarter last year, as well as a change in the mix of handsets sold, in favor of smartphones and advanced 3G handsets. The increase in the number of handsets sold resulted from the accelerated competition following the regulatory changes.

Cost of revenues for the third quarter of 2011 excluding Netvision's contribution decreased by 3.3% and totaled NIS 810 million ($237 million), compared to NIS 838 million ($226 million) in the third quarter last year. Cost of revenues for the third quarter including Netvision's contribution in the amount of NIS 70 million ($19 million) (after elimination of inter-company expenses of NIS 7 million ($2 million)), increased by 5% totaling NIS 880 million ($237 million). This decline in cost of revenues after elimination of Netvision's contribution primarily resulted from a significant decrease in total interconnect fees paid to other local cellular operators following the reduction in interconnect tariffs as of January 1, 2011. The decrease in cost of revenues also resulted from a decrease in amortization expenses, attributed, among others, to capitalized handsets subsidies, due to a significant decrease in such subsidies. These decreases were partially offset by a significant increase in cellular handsets cost resulted mainly from an increase in the number of handsets sold during the third quarter of 2011 compared to the third quarter last year, as well as from a change in the mix of handsets sold, in favor of smartphones and advanced 3G handsets.

Gross profit for the third quarter of 2011 decreased 11.9% to NIS 785 million ($211 million), compared to NIS 891 million ($240 million) in the third quarter of 2010. Gross profit margin for the third quarter 2011 decreased to 47.1% from 51.5% in the third quarter last year.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the third quarter of 2011 totaled NIS 435 million ($117 million), compared to NIS 356 million ($96 million) in the third quarter last year. The increase in SG&A Expenses reflects primarily the impact of the regulatory changes, resulting in an increase in the number of customers' queries to our sales and service centers, which led to an increase in the Company's sales and customer service force leading to an increase in payroll expenses, as well as an increase in sales commissions. The increase in sales commissions also resulted from an increase in the number of sales transactions in the third quarter of 2011 compared to the third quarter last year.

Operating income for the third quarter 2011 totaled NIS 349 million ($94 million), compared to NIS 534 million ($144 million) in the third quarter last year, a 34.6% decrease.

EBITDA for the third quarter 2011 decreased 25.4% to NIS 534 million ($144 million), compared to NIS 716 million ($193 million) in the third quarter of 2010. Netvision's contribution to EBITDA for the third quarter 2011 totaled NIS 20 million ($5 million). EBITDA as a percent of total revenues after elimination of Netvision's contribution to EBITDA and total revenues totaled 32.8%, a decrease from 41.4% in the third quarter last year. EBITDA as a percent of total revenues including Netvision's contribution totaled 32.1%.

Financing expenses, net for the third quarter 2011 totaled NIS 90 million ($24 million), compared to NIS 88 million ($24 million) in the third quarter last year. Interest expenses, associated with the Company's debentures, increased in the third quarter of 2011, compared to the third quarter of 2010, due to the higher debt level following the issuance of additional debentures in the first and third quarters this year. This increase was offset by a decrease in Consumer Price Index (CPI) linkage expenses, associated with the Company's debentures, resulted from a decreased inflation in the third quarter this year compared to third quarter last year.Financing expenses were also affected by gain from currency hedging transactions in the third quarter of 2011, due to a 8.7% depreciation of the NIS against the US dollar, compared to loss from those hedging transactions in the third quarter last year due to a 5.4% appreciation in that quarter. The increase in gain from currency hedging transactions was partially offset by loss from CPI hedging transactions in the third quarter this year compared to gain from those hedging transactions in the third quarter last year.

Net Income for the third quarter 2011 totaled NIS 199 million ($54 million), compared to NIS 332 million ($89 million) in the third quarter last year. This decrease mainly resulted from the decrease in service revenues.

Basic earnings per share for the third quarter 2011 totaled NIS 2.00 ($0.54), compared to NIS 3.36 ($0.91) in the third quarter 2010.

Operating Review (data refers to cellular subscribers only)

New Cellular Subscribers – at the end of September 2011 the Company had approximately 3.391 million cellular subscribers. During the third quarter of 2011 the Company recruited approximately 25,000 net subscribers, out of which most of them post-paid subscribers.

In the third quarter of 2011, the Company added approximately 62,000 net new 3G cellular subscribers to its 3G subscriber base, reaching approximately 1.282 million 3G subscribers at the end of September 2011, representing 37.8% of the Company’s total cellular subscriber base, an increase from the 33% 3G subscribers represented of total subscribers at the end of September 2010.

The Churn Rate of cellular subscribers in the third quarter 2011 was 5.7%, compared to 6.4% in the previous quarter and 4.6% in the third quarter last year. The churn in the third quarter of 2011 was affected by the intensified competition and the regulatory change regarding the reduction in early termination fees, enabling subscribers to terminate a contract with a commitment for a certain period by paying a negligible amount of early termination fee without having to wait to the end of the commitment period. Furthermore, the churn for those quarters was impacted by the churn of pre-paid subscribers, characterized by lower contribution, and subscribers with collection problems.

Average monthly cellular Minutes of Use per subscriber ("MOU") in the third quarter 2011 totaled 357 minutes, compared to 334 minutes in the third quarter 2010, an increase of 6.9%.

The monthly cellular Average Revenue per User (ARPU) for the third quarter 2011 decreased 27.9% and totaled NIS 105.1 ($28.3), compared to NIS 145.9 ($39.3) in the third quarter last year. The decrease is attributed to the reduction in interconnect tariffs and to the ongoing airtime price erosion.

Financing and Investment Review (all financial data in this section includes Netvision's data for September only)

Cash Flow

Free cash flow for the third quarter of 2011, after elimination of the net cash flows used for the acquisition of Netvision in the amount of NIS 1,457 million ($393 million) (net of cash acquired in the amount of NIS 122 million ($33 million)), totaled NIS 262 million ($71 million), compared to NIS 513 million ($138 million) generated in the third quarter of 2010.  Cash flows from operating activities for the third quarter this year decreased, compared with the third quarter last year, mainly due to the significant increase in sales of cellular handsets, which led to an increase in the immediate payment to vendors for handset purchases, as opposed to spreading the proceeds from handsets sales, that are paid in installments (generally in 36 installments). The decrease in service revenues, resulted from the regulatory changes, also attributed to the decrease in cash flows from operating activities.

Total Equity

Total Equity as of September 30, 2011 amounted to NIS 292 million ($79 million), primarily consisting of accumulated undistributed retained earnings.

Investment in Fixed Assets and Intangible Assets

During the third quarter 2011, the Company invested NIS 134 million ($36 million) in fixed assets and intangible assets (including, among others, investments in information systems and software), compared to NIS 152 million ($41 million) in the third quarter 2010. The decrease resulted from the decrease in capitalization of cellular handsets subsidies and sales commissions due to the regulatory change relating to early termination fees.

Dividend

On November 14, 2011, the Company's board of directors declared a cash dividend in the amount of NIS 1.90 per share, and in the aggregate amount of approximately NIS 189 million (the equivalent of approximately $0.51 per share and approximately $51 million in the aggregate, based on the representative rate of exchange on November 11, 2011; The actual US$ amount for dividend paid in US$ will be converted from NIS based upon the representative rate of exchange published by the Bank of Israel on January 17, 2012), subject to withholding tax described below. The dividend will be payable to all of the Company’s shareholders of record at the end of the trading day in the NYSE on January 5, 2012. The payment date will be January 19, 2012. According to the Israeli tax law, the Company will deduct at source 20% of the dividend amount payable to each shareholder, as aforesaid, subject to applicable exemptions. The dividend per share that the Company will pay for the third quarter of 2011 does not reflect the level of dividends that will be paid for future quarterly periods, which can change at any time in accordance with the Company’s dividend policy. A dividend declaration is not guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2010 on Form 20-F, under “Item 8 - Financial Information - Dividend Policy”.

Other developments during the third quarter of 2011 and subsequent to the end of the reporting period

Netvision

Following the Company’s previous announcements regarding the merger transaction between the Company's subsidiary and Netvision Ltd., or Netvision, on August 31, 2011 the merger transaction was completed. The merger consideration in the total amount of NIS 1,570,409,980 (approximately NIS 49.68 per one Netvision share; or approximately $13.91 per one Netvision share based on NIS/$ exchange ratio of NIS 3.5720 per one $ as of August 30, 2011) was transferred by the Company for the benefit of the shareholders of Netvision as of August 31, 2011. The merger consideration included an interest at an effective rate of five percent (5%) per year, calculated based on actual days elapsed from April 1, 2011 and until the completion of the transaction, in accordance with the terms of the merger agreement. Effective as of August 31, 2011 all the outstanding shares of Netvision were transferred to the Company and Netvision became a private company wholly owned by the Company. For additional details see the Company's current reports on Form 6-K filed on June 16, 2011 and July 28, 2011 under "Item 3 – Approval of merger between the Company's subsidiary and Netvision Ltd.", and see the Company's current report on the Company's results of operations in the second quarter of 2011 on Form 6-K, filed on August 8, 2011 under "Other developments during the second quarter of 2011 and subsequent to the end of the reporting period – Netvision".

Debt Raising

In August 2011, the Company issued additional debentures from the Company's existing Series D in a principal amount of NIS 622,000,000 at the price of NIS 1,194 per unit (each unit comprised of NIS 1,000 principal amount), representing an effective interest rate of 4.03% per annum, linked to the Israeli Consumer Price Index, or CPI; the interest rate of this series is fixed at 5.19% per annum, linked to the Israeli CPI.

The Company also issued additional debentures from the Company's existing Series E in a principal amount of NIS 378,000,000, at the price of NIS 1,053 per unit (each unit comprised of NIS 1,000 principal amount), representing an effective interest rate of 5.81% per annum; the interest rate of this series is fixed at 6.25% per annum, without linkage.

The debentures (rated ilAA/Negetive) were issued in a public offering in Israel based on the Company's Israeli 2011 shelf prospectus and were listed for trading on the Tel Aviv Stock Exchange.

The total consideration received by the Company is approximately NIS 1.132 billion.

The Company used and intends to use the net proceeds from such offering for partial financing of the merger transaction with Netvision Ltd. and general corporate purposes, which may include financing the Company's operating and investment activity, refinancing of outstanding debt under the Company's debentures, and continued dividend distributions as customary in the Company, subject to the decisions of the Company’s board of directors from time to time.

The offering described in this press release, was made in Israel to residents of Israel only. The said debentures were not and will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States or to U.S. persons. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any debentures.

For additional details of the Company's Israeli shelf prospectus and public debentures see the Company's annual report for the year ended December 31, 2010 on Form 20-F, under “Item 5 – Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service”, the Company's current report on the Company's results of operations in the first quarter of 2011 on Form 6-K filed on May 16, 2011, under "Other developments during the first quarter of 2011 and subsequent to the end of the reporting period – Issuance of Debentures", the Company's current report on the Company's results of operations in the second quarter of 2011 on Form 6-K filed on August 8, 2011, under "Other developments during the second quarter of 2011 and subsequent to the end of the reporting period – Shelf Prospectus and Decision to raise Debt" and the Company's current report on Form 6-K filed on August 8, 2011, August 17, 2011 and August 21, 2011; for details on the merger transaction with Netvision see above under "Netvision; for details of the Company's dividend policy see the Company's annual report for the year ended December 31, 2010 on Form 20-F under “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Regulation

Recommendations regarding Landline wholesale market - In October 2011, the public committee appointed by the Ministry of Communications to examine Bezeq's tariffs structure and tariffs for landline wholesale services and further mandated to review the possible annulment of the structural limitations currently imposed on Bezeq and its subsidiaries, published its recommendations. The recommendations are substantially similar to the previously reported interim recommendations and further include the following: (1) wholesale tariffs to be set by the regulators shall be maximum tariffs, based on cost plus incentive to make investments and shall be reviewed every 3 years. Until such tariffs shall be set, the tariff shall be fixed, regardless of customer's traits and amount to 75% of Bezeq's average retail price for private customers, during July to September 2011. (2) Structural separation imposed on the holders of landline general licenses, shall be replaced by accountancy separation within 6 months from the earlier of wholesale agreement execution or the provision of wholesale services, or upon wholesale tariffs setting, and by a restriction on information transfer between the retail and wholesale divisions of the landline general license holders. If no wholesale market is established within 2 years, the regulator shall resume structural separation between infrastructure and end-user services of landline general license holders.

The implementation of the recommendations, in whole or in part, is subject to the adoption thereof by the Minister of Communications and further legislative proceedings.

Netvision - while an effective wholesale landline market will enhance Netvision's ability to compete and extend its services offer, the recommendations regarding the structural separation and Bezeq's tariffs supervision may have a material adverse effect on its results of operation.

For additional details see the Company's most recent annual report on Form 20-F for the year ended December 31, 2010, under “Item 3. Key Information – D. Risk Factors – Risks related to our business –We face intense competition in all aspects of our business” as well as under "Item 4. Information on the Company - Competition" and the Company's current report on Form 6-K filed on June 16, 2011, under "Item 3 – Approval of merger between the Company's subsidiary and Netvision Ltd. – Summary of the Material Provisions of the Appraisal prepared by the Appraiser - Discounted Cash Flow Analysis".

MVNO Hosting Agreement – In August 2011, the Company entered a hosting agreement with Home Cellular Ltd., an Israeli Mobile Virtual Network Operator, or MVNO, under which the Company shall provide the MVNO certain hosting services.

For additional details see the Company's most recent annual report on Form 20-F for the year ended December 31, 2010, under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We operate in a heavily regulated industry, which can harm our results of operations" and " We face intense competition in all aspects of our business” as well as under “Item 4. Information on the Company – B. Business Overview – The Telecommunications Industry in Israel – Cellular services”; "Competition" and “Government Regulations – Mobile Virtual Network Operator”.

National Roaming Agreement – In October 2011, The Company entered a national roaming agreement with Golan Telecom Ltd., an Israeli new UMTS operator, or Golan, under which the Company shall provide Golan national roaming services and shall also enable Golan with cell sites sharing.

For additional details see the Company's most recent annual report on Form 20-F for the year ended December 31, 2010, under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We operate in a heavily regulated industry, which can harm our results of operations" and " We face intense competition in all aspects of our business” as well as under “Item 4. Information on the Company – B. Business Overview –Competition" and “Government Regulations –– Additional UMTS Operators”, the Company's immediate report regarding the Company's results of operations in the first quarter of 2011 on form 6-K dated May 16, 2011, under "Other developments during the first quarter of 2011 and subsequent to the end of the reporting period – New UMTS Operators" and the Company's immediate report regarding the Company's results of operations in the second quarter of 2011 on form 6-K dated August 8, 2011, under "Other developments during the second quarter of 2011 and subsequent to the end of the reporting period – Regulation – Cell Site Sharing" and "New UMTS Operators".

Changes in Board of Directors and Management

Board of Directors – In August 2011 the Company received the resignation from office of Mr. Isaac Manor, a member of the Company's board of directors who had been appointed by Discount Investment Corporation Ltd., or DIC, and DIC's notification appointing Mr. Assaf Topaz in his place. Both the resignation and the appointment came into effect as of August 28, 2011. Mr. Topaz appointment is in accordance with the requirement of the Company's telecommunications license and articles of association that at least 20% of the Company directors be appointed by Israeli citizens and residents from among the Company's founding shareholders.

Mr. Topaz has served as Vice President of DIC since January 2010. From June 2005 to May 2009 Mr. Topaz served as Vice President, and from March 2004 to June 2005 he served as business development manager of Elron Electronic Industries Ltd. From 1998 to 2002, Mr. Topaz served as co-founder, chief operating officer and as member of the board of directors of Breach Security (formerly known as Gilian Technologies). Mr. Topaz holds a B.A. in Economics and Geography from the Hebrew University in Jerusalem, and a Master of Science in Management from Stanford University. Mr. Topaz is a son in law of Ruth Manor, one of the controlling shareholders of the Company.

For further details see the Company's most recent annual report on Form 20-F for the year ended December 31, 2010 under "Item 6. Directors, Senior Management and Employees – C. Board Practices– Board of Directors and Officers" and "External Directors – Israeli-Appointed Directors".

Chief Executive Officer – In October 2011, the Company received Mr. Amos Shapira's resignation from office as the Company's CEO after six years of tenure, effective December 31, 2011. The Company's board of directors has nominated Mr. Nir Sztern as the Company's CEO, effective January 1, 2012.

Mr. Sztern has served as the chief executive officer of Netvision Ltd. (which was recently merged into a wholly owned subsidiary of the Company), since 2010. From 2008 to 2010 he served as deputy CEO of Pelephone Communication Ltd. or Pelephone, an Israeli cellular operator and one of the Company's competitors, and from 2002 to 2008 as Pelephone's vice president of marketing. From 2001 to 2002 he served as vice president of marketing and sales of Barak 013 Ltd. or Barak, a long distance operator (which was later merged into Netvision Ltd.) and from 1999-2001 as head of Barak's marketing department. From 1994 to 1999 Mr. Sztern served as head of the Company's private sector marketing department. Mr. Sztern holds a B.A. in economics and management from the Tel Aviv University and an M.B.A. in business administration, from the Israeli branch of Manchester University.

Vice President of Human Recourses - In September 2011, the Company received Ms. Ronit Ben Basat's resignation from office as the Company's VP of Human Recourses, effective October 31, 2011. The Company's board of directors has nominated Ms. Sharon Amit as the Company's VP of Human Recourses, effective November 1, 2011.

Ms. Sharon Amit has served as Netvision's VP of Human Recourses since 2009. She served as VP of Human Recourses of Tikshoov Call Center from 2006 to 2009, of Bynat Computer Communications from 2002 to 2006 and of ADC Israel from 1996 to 2002. Ms. Amit holds a B.A. in English literature and East Asia science, from the Hebrew University in Jerusalem and an M.A. in labor studies from the Tel Aviv University.

Vice President of Pre Paid Activity – In October 2011, the Company's board of directors has nominated Mr. Timors Romashvily as the Company's Vice President of Pre Paid Activity, effective October 23, 2011.  Mr. Romashviliy shall report to the Company's VP Sales and Services.

Mr. Timors Romashvily has served as Netvision's head of pre-paid and international activity since 2007. From 2005 to 2007 he served as head of pre-paid activity in Barak and prior to that served in a variety of positions in Barak. Mr. Romashvily holds a B.A. in economics and management from the Economics Academy in Kiev, Ukraine.

Vice President of Information Technology – In November 2011, the Company's board of directors has nominated Mr. Ran Harpaz as the Company's Vice President of Information Technology, effective December 1, 2011.  Mr. Harpaz shall report to the Company's chief technology officer.

Mr. Ran Harpaz has served as Netvision's chief technology officer since 2008. From 2007 to 2008 he served as director of consumer experience of Paypal Ltd. (USA). From 2003 to 2007 he served as VP customer advocacy of Skybox Security Inc. (USA). From 2002 to 2003 he served as management consultant at McKinsey & Co. From 1997 to 2002 he served as VP research and development of Sanctum Inc. (Acquired by WatchFire/IBM).  Mr. Harpaz holds a LL.B in Law, a B.A. in economics and  M.B.A. in Finance all from the Tel Aviv University.

Conference Call Details

The Company will be hosting a conference call on Tuesday, November 15, 2011 at 9:00 am ET, 6:00 am PST, 14:00 GMT, 16:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.
US Dial-in Number: 1 888 668 9141	UK Dial-in Number: 0 800 917 5108
Israel Dial-in Number: 03 918 0609	International Dial-in Number: +972 3 918 0609
at: 9:00 am ET; 6:00 am PST; 14:00 GMT; 16:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.391 million subscribers (as at September 30, 2011) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

About Netvision

Netvision is a leading company in the Israeli communications market, which provides international long distance services, internet services (ISP), landline telephony services and other communication services. On August 31, 2011, the merger transaction between Netvision and a subsidiary of Cellcom Israel was completed and Netvision became a wholly-owned subsidiary of Cellcom Israel.

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial results, our anticipated growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of our license, new legislation or decisions by the regulator affecting our operations, the outcome of legal proceedings to which we are a party, particularly class action lawsuits, our ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report for the year ended December 31, 2010.

Although we believe the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, level of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  We assume no duty to update any of these forward-looking statements after the date hereof to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the US$\New Israeli Shekel (NIS) conversion rate of NIS 3.712 = US$ 1 as of 30 September, 2011 as published by the Bank of Israel.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with IFRS as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation between the net income and the EBITDA presented at the end of this Press Release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities plus short-term investment in tradable debentures. See the reconciliation note at the end of this Press Release.

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	IR Contacts Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Financial Tables Follow

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial position

		Convenience translation into US dollar
	September 30, 2011	September 30, 2011	September 30, 2010	December 31, 2010
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	869	234	777	533
Current investments, including derivatives	479	129	414	404
Trade receivables	1,862	502	1,563	1,478
Other receivables	87	23	75	64
Inventory	135	37	115	104

Total current assets	3,432	925	2,944	2,583

Trade and other receivables	1,282	345	597	597
Property, plant and equipment, net	2,141	577	2,043	2,063
Intangible assets, net	1,720	463	765	753
Deferred taxes	37	10	-	-

Total non- current assets	5,180	1,395	3,405	3,413

Total assets	8,612	2,320	6,349	5,996

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial position (cont'd)

		Convenience translation into US dollar
	September 30,	September 30,	September 30,	December 31,
	2011	2011	2010	2010
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Liabilities
Borrowings and current maturities	681	183	347	348
Trade payables and accrued expenses	1,016	274	697	716
Current tax liabilities	58	16	161	132
Provisions	112	30	107	84
Other current liabilities, including derivatives	478	129	317	379
Dividend declared	232	62	310	-

Total current liabilities	2,577	694	1,939	1,659

Long-term loans from banks	23	6	-	-
Debentures	5,464	1,472	3,891	3,913
Provisions	21	6	18	17
Other long-term liabilities	84	22	1	1
Deferred taxes	151	41	74	65

Total non- current liabilities	5,743	1,547	3,984	3,996

Total liabilities	8,320	2,241	5,923	5,655

Equity attributable to owners of the Company
Share capital	1	-	1	1
Cash flow hedge reserve	-	-	(17)	(21)
Retained earnings	287	78	442	361

Non-controlling interest	4	1	-	-

Total equity	292	79	426	341

Total liabilities and shareholders’ equity	8,612	2,320	6,349	5,996

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Income

	Six-month period ended September 30,			Three-month period ended September 30,			Year ended December 31,
		Convenience			Convenience
		translation			translation
		into US dollar			into US dollar
	2011	2011	2010	2011	2011	2010	2010
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	4,841	1,304	5,000	1,665	448	1,729	6,662
Cost of revenues	(2,434)	(656)	(2,477)	(880)	(237)	(838)	(3,322)

Gross profit	2,407	648	2,523	785	211	891	3,340

Selling and marketing expenses	(700)	(189)	(554)	(259)	(70)	(193)	(756)
General and administrative expenses	(489)	(131)	(477)	(176)	(47)	(163)	(641)
Other expenses, net	(1)	-	(2)	(1)	-	(1)	(5)

Operating income	1,217	328	1,490	349	94	534	1,938

Financing income	87	23	68	35	9	23	106
Financing expenses	(319)	(86)	(253)	(125)	(33)	(111)	(336)
Financing expenses, net	(232)	(63)	(185)	(90)	(24)	(88)	(230)

Income before income tax	985	265	1,305	259	70	446	1,708
Income tax	(236)	(63)	(333)	(60)	(16)	(114)	(417)

Net income	749	202	972	199	54	332	1,291

Earnings per share
Basic earnings per share in NIS	7.53	2.03	9.83	2.00	0.54	3.36	13.04

Diluted earnings per share in NIS	7.53	2.03	9.77	2.00	0.54	3.34	12.98

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows

	Six - month period ended September 30,			Three- month period ended September 30,			Year ended December 31,
		Convenience			Convenience
		translation			translation
		into US dollar			into US dollar
	2011	2011	2010	2011	2011	2010	2010
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from operating activities

Net income for the period	749	202	972	199	54	332	1,291

Adjustments for:
Depreciation and Amortization	519	140	544	183	49	181	724
Share based payments	4	1	1	3	1	1	1
Loss on sale of assets	1	-	2	1	-	1	5
Income tax expense	236	63	333	60	16	114	417
Financing expenses, net	232	63	185	90	24	88	230

Changes in operating assets and liabilities:
Changes in inventories	(31)	(8)	(3)	7	2	2	-
Changes in trade receivables (including long- term amounts)	(515)	(139)	76	(189)	(51)	13	172
Changes in other receivables (including long- term amounts)	43	12	(30)	49	13	(17)	(6)
Changes in trade payables and accrued expenses	165	45	(23)	48	13	13	(42)
Changes in other liabilities (including long-term amounts)	13	3	(21)	1	-	(8)	(16)
Payments for derivative hedging contracts, net	(15)	(4)	(13)	(6)	(1)	(1)	(16)
Income tax paid	(292)	(79)	(233)	(86)	(23)	(62)	(380)
Net cash from operating activities	1,109	299	1,790	360	97	657	2,380

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (cont’d)

	Six - month period ended September 30,			Three- month period ended September 30,			Year ended December 31,
		Convenience			Convenience
		translation			translation
		into US dollar			into US dollar
	2011	2011	2010	2011	2011	2010	2010
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from investing activities
Acquisition of property, plant, and equipment	(219)	(59)	(318)	(84)	(23)	(106)	(441)
Acquisition of intangible assets	(75)	(20)	(140)	(23)	(6)	(40)	(180)
Acquisition of operation	-	-	(108)	-	-	-	(108)
Acquisition of subsidiary, net of cash acquired *	(1,457)	(393)	-	(1,457)	(393)	-
Change in current investments, net	3	1	(145)	(5)	(1)	(7)	(154)
Proceeds from/(payments for) other derivative contracts, net	(7)	(2)	(9)	2	1	(1)	(17)
Proceeds from sales of property, plant and equipment	2	1	1	-	-	-	2
Interest received	27	7	7	7	2	3	9
Net cash used in investing activities	(1,726)	(465)	(712)	(1,560)	(420)	(151)	(889)

Cash flows from financing activities
Proceeds from (payments for) derivative contracts, net	11	3	12	1	-	(5)	34
Payments for short-term borrowings	-	-	(8)	-	-	-	(8)
Repayment of debentures	(354)	(95)	(343)	(179)	(48)	(172)	(343)
Proceeds from issuance of debentures, net of issuance costs	2,165	583	-	1,132	305	-	-
Dividend paid	(626)	(169)	(640)	(292)	(79)	(29)	(1,319)
Interest paid	(243)	(65)	(225)	(120)	(32)	(108)	(225)
Net cash provided from (used in) financing activities	953	257	(1,204)	542	146	(314)	(1,861)

Changes in cash and cash equivalents	336	91	(126)	(658)	(177)	192	(370)
Balance of cash and cash equivalents at beginning of the period	533	143	903	1,527	411	585	903
Balance of cash and cash equivalents at end of the period	869	234	777	869	234	777	533

* Business combination

Cellcom Israel Ltd.
(An Israeli Corporation)

Reconciliation for Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:
	Three-month period ended September 30,			Year ended December 31,
		Convenience translation into US dollar
	2011 NIS millions (Unaudited)	2011 US$ millions (Unaudited)	2010 NIS millions (Unaudited)	2010 NIS millions (Audited)
Net income	199	54	332	1,291
Income taxes	60	16	114	417
Financing income	(35)	(9)	(23)	(106)
Financing expenses	125	33	111	336
Other expenses (income)	1	-	1	5
Depreciation and amortization	183	49	181	724
EBITDA	534	144	716	2,667

Free Cash Flow

The following table shows the calculation of free cash flow:
	Three-month period ended September 30,			Year ended December 31,
		Convenience translation into US dollar
	2011 NIS millions (Unaudited)	2011 US$ millions (Unaudited)	2010 NIS millions (Unaudited)	2010 NIS millions (Audited)
Cash flows from operating activities	360	97	657	2,380
Cash flows from investing activities	(*)(103)	(*)(27)	(151)	(889)
Short-term Investment in tradable debentures	5	1	7	154
Free cash flow	262	71	513	1,645

(*)	After elimination of the net cash flows used for the acquisition of Netvision in the amount of NIS 1,457 million ($393 million) (net of cash acquired in the amount of NIS 122 million ($33 million)).

Item 2

Cellcom Israel Ltd.
and Subsidiaries

Financial Statements

As at September 30, 2011
(Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at September 30, 2011

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Statements of Financial position

		Convenience
		translation
		into US dollar
		(Note 2C)
	September 30,	September 30,	September 30,	December 31,
	2011	2011	2010	2010
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	869	234	777	533
Current investments, including derivatives	479	129	414	404
Trade receivables	1,862	502	1,563	1,478
Other receivables	87	23	75	64
Inventory	135	37	115	104
Total current assets	3,432	925	2,944	2,583
Trade and other receivables	1,282	345	597	597
Property, plant and equipment, net	2,141	577	2,043	2,063
Intangible assets, net	1,720	463	765	753
Deferred taxes	37	10	-	-
Total non-current assets	5,180	1,395	3,405	3,413
Total assets	8,612	2,320	6,349	5,996
Liabilities Borrowings and current maturities	681	183	347	348
Trade payables and accrued expenses	1,016	274	697	716
Current tax liabilities	58	16	161	132
Provisions	112	30	107	84
Other current liabilities, including derivatives	478	129	317	379
Dividend Declared	232	62	310	-
Total current liabilities	2,577	694	1,939	1,659
Long-term loans from banks	23	6	-	-
Debentures	5,464	1,472	3,891	3,913
Provisions	21	6	18	17
Other long-term liabilities	84	22	1	1
Deferred taxes	151	41	74	65
Total non- current liabilities	5,743	1,547	3,984	3,996
Total liabilities	8,320	2,241	5,923	5,655
Equity attributable to owners of the Company
Share capital	1	-	1	1
Cash flow hedge reserve	-	-	(17)	(21)
Retained earnings	287	78	442	361
Non-controlling interest	4	1	-	-
Total equity	292	79	426	341
Total liabilities and shareholders’ equity	8,612	2,320	6,349	5,996

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Statements of Income

	Nine - month period ended September 30,				Three - month period ended September 30,		Year ended December 31,
		Convenience			Convenience
		translation			translation
		into US dollar			into US dollar
		(Note 2C)			(Note 2C)
	2011	2011	2010	2011	2011	2010	2010
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues	4,841	1,304	5,000	1,665	448	1,729	6,662
Cost of revenues	(2,434)	(656)	(2,477)	(880)	(237)	(838)	(3,322)
Gross profit	2,407	648	2,523	785	211	891	3,340
Selling and marketing expenses	(700)	(189)	(554)	(259)	(70)	(193)	(756)
General and administrative
expenses	(489)	(131)	(477)	(176)	(47)	(163)	(641)
Other expenses, net	(1)	-	(2)	(1)	-	(1)	(5)
Operating income	1,217	328	1,490	349	94	534	1,938
Financing income	87	23	68	35	9	23	106
Financing expenses	(319)	(86)	(253)	(125)	(33)	(111)	(336)
Financing expenses, net	(232)	(63)	(185)	(90)	(24)	(88)	(230)
Income before income tax	985	265	1,305	259	70	446	1,708
Income tax	(236)	(63)	(333)	(60)	(16)	(114)	(417)
Net income*	749	202	972	199	54	332	1,291
Earnings per share
Basic earnings per share in NIS	7.53	2.03	9.83	2.00	0.54	3.36	13.04
Diluted earnings per share in NIS	7.53	2.03	9.77	2.00	0.54	3.34	12.98

* All of net income presented is attributable to owners of the Company.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

	Nine-month period ended September 30,			Three-month period ended September 30,			Year ended December 31,
		Convenience			Convenience
		translation			translation
		into US dollar			into US dollar
		(Note 2C)			(Note 2C)
	2011	2011	2010	2011	2011	2010	2010
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Net change in fair value of
cash flow hedges transferred	19	4	16	8	2	4	(10)
to profit and loss
Changes in fair value of cash	7	2	(6)	14	4	(11)	9
flow hedges
Income tax on other comprehensive income	(5)	(1)	(4)	(2)	(1)	(1)	3
Other comprehensive income, net of income tax	21	5	6	20	5	(8)	2
Net income for the period	749	202	972	199	54	332	1291
Total comprehensive income for the period	770	207	978	219	59	324	1293

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company				Non- controlling interests	Total equity	Convenience translation into US dollar (Note 2C)
	Share capital amount	Cash flow hedge reserve	Retained earnings	Total
	NIS millions						US$ millions
For the nine-month period ended September 30, 2011 (Unaudited)
Balance as of January 1, 2011 (Audited)	1	(21)	361	341	-	341	92

Other comprehensive income for the period, net of tax	-	21	-	21	-	21	5
Net income for the period	-	-	749	749	-	749	202
Share based payments	-	-	4	4	-	4	1

Cash dividend paid	-	-	(595)	(595)	-	(595)	(160)

Cash dividend declared	-	-	(232)	(232)	-	(232)	(62)

Non-controlling interests in respect of business combination-see note 10	-	-	-	-	4	4	1
Balance as of September 30, 2011
(Unaudited)	1	-	287	288	4	292	79

	Attributable to owners of the Company
	Share capital	Cash flow	Retained
	amount	hedge reserve	earnings	Total
	NIS millions
For the nine-month period ended September 30, 2011
(Unaudited)
Balance as of January 1, 2010 (Audited)	1	(23)	396	374
Other comprehensive income for the
period, net of tax	-	6	-	6
Net income for the period	-	-	972	972
Share based payments	-	-	1	1
Cash dividend paid	-	-	(617)	(617)
Cash dividend declared	-	-	(310)	(310)
Balance as of September 30, 2010 (Unaudited)	1	(17)	442	426

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company				Non- controlling interests	Total equity	Convenience translation into US dollar (Note 2C)
	Share capital amount	Cash flow hedge reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three-month period ended September 30, 2011 (Unaudited)
Balance as of July 1, 2011 (Unaudited)	1	(20)	317	298	-	298	80
Other comprehensive income for the
period net of tax	-	20	-	20	-	20	5
Net income for the period	-	-	199	199	-	199	54
Share based payments	-	-	3	3	-	3	1
Cash dividend declared	-	-	(232)	(232)	-	(232)	(62)
Non-controlling interests in respect of business combination-see note 10	-	-	-	-	4	4	1
Balance as of September 30, 2011 (Unaudited)	1	-	287	288	4	292	79

	Attributable to owners of the Company
	Share capital amount	Cash flow hedge reserve	Retained earnings	Total
	NIS millions
For the three-month period ended September 30, 2010 (Unaudited)
Balance as of July 1, 2010
(Unaudited)	1	(9)	419	411
Other comprehensive income for the
period net of tax	-	(8)	-	(8)
Net income for the period	-	-	332	332
Share based payments	-	-	1	1
Cash dividend declared	-	-	(310)	(310)
Balance as of September 30, 2010 (Unaudited)	1	(17)	442	426

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company
	Share capital amount	Cash flow hedge reserve	Retained earnings	Total
	NIS millions
For the year ended December 31, 2010 (Audited)
Balance as of January 1, 2010 (Audited)	1	(23)	396	374

Other comprehensive income for the year, net of tax	-	2	-	2
Net income for the year	-	-	1,291	1,291
Share based payments	-	-	1	1
Cash dividend paid	-	-	(1,327)	(1,327)
Balance as of December 31, 2010 (Audited)	1	(21)	361	341

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows
	Nine- month period ended September 30,			Three- month period ended September 30,			Year ended December 31,
		Convenience translation into US dollar (Note 2C)			Convenience translation into US dollar (Note 2C)
	2011	2011	2010	2011	2011	2010	2010
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited )	(Audited)
Cash flows from operating activities
Net income for the period	749	202	972	199	54	332	1,291
Adjustments for:
Depreciation and Amortization	519	140	544	183	49	181	724
Share based payments	4	1	1	3	1	1	1
Loss on sale of assets	1	-	2	1	-	1	5
Income tax expense	236	63	333	60	16	114	417
Financial expenses, net	232	63	185	90	24	88	230
Changes in operating assets and liabilities:
Changes in inventories	(31)	(8)	(3)	7	2	2	-
Changes in trade receivables (including long- term amounts)	(515)	(139)	76	(189)	(51)	13	172
Changes in other receivables (including long- term amounts)	43	12	(30)	49	13	(17)	(6)
Changes in trade payables and accrued expenses	165	45	(23)	48	13	13	(42)
Changes in other liabilities (including long-term amounts)	13	3	(21)	1	-	(8)	(16)
Payments for derivative hedging contracts, net	(15)	(4)	(13)	(6)	(1)	(1)	(16)
Income tax paid	(292)	(79)	(233)	(86)	(23)	(62)	(380)
Net cash from operating activities	1,109	299	1,790	360	97	657	2,380
Cash flows from investing activities
Acquisition of property, plant, and equipment	(219)	(59)	(318)	(84)	(23)	(106)	(441)
Acquisition of intangible assets	(75)	(20)	(140)	(23)	(6)	(40)	(180)
Acquisition of operation	-	-	(108)	-	-	-	(108)
Acquisition of subsidiary, net of cash acquired*	(1,457)	(393)	-	(1,457)	(393)
Change in current investments, net	3	1	(145)	(5)	(1)	(7)	(154)
Proceeds from (payments for) other derivative contracts, net	(7)	(2)	(9)	2	1	(1)	(17)
Proceeds from sales of property, plant
and equipment	2	1	1	-	-	-	2
Interest received	27	7	7	7	2	3	9
Net cash used in investing activities	(1,726)	(465)	(712)	(1,560)	(420)	(151)	(889)

* Business combination - see note 10

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

	Nine- month period ended September 30,			Three- month period ended September 30,			Year ended December 31,
		Convenience translation into US dollar (Note 2C)			Convenience translation into US dollar (Note 2C)
	2011	2011	2010	2011	2011	2010	2010
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited )	(Audited)
Cash flows from financing activities
Proceeds from (payments for)derivative contracts, net	11	3	12	1	-	(5)	34
Payments for short term borrowings	-	-	(8)	-	-	-	(8)
Repayment of debentures	(354)	(95)	(343)	(179)	(48)	(172)	(343)
Proceeds from issuance of debentures, net of issuance costs	2,165	583	-	1,132	305	-	-
Dividend paid	(626)	(169)	(640)	(292)	(79)	(29)	(1,319)
Interest paid	(243)	(65)	(225)	(120)	(32)	(108)	(225)
Net cash provided from (used in) financing activities	953	257	(1,204)	542	146	(314)	(1,861)
Changes in cash and cash equivalents	336	91	(126)	(658)	(177)	192	(370)
Balance of cash and cash equivalents at beginning of the period	533	143	903	1,527	411	585	903
Balance of cash and cash equivalents at end of the period	869	234	777	869	234	777	533

Cellcom Israel Ltd. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - General

Cellcom Israel Ltd. is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 42140, Israel. These condensed consolidated interim financial statements as at and for the nine months ended September 30, 2011 comprise of Cellcom Israel Ltd. and its subsidiaries ("the Company"). The Company operates and maintains a cellular mobile telephone system and provides cellular and landline telecommunications services in Israel. As of September 1, 2011 the Company also provides internet services (ISP) and international calls services (see note 10, regarding business combination). The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC"). The Company's ultimate parent company is Ganden Holdings Ltd., and Mr. Nochi Dankner is the ultimate controlling shareholder.

Note 2 – Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

These condensed consolidated interim financial statements have been prepared in accordance with (IFRS) IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2010.

These condensed consolidated financial statements were approved by the Board of Directors on November 14, 2011.

B.	Functional and presentation currency

These condensed consolidated interim financial statements are presented in New Israeli Shekels ("NIS"), which is the Company's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment where the Company operates in.

C.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of and for the period ended September 30, 2011, have been presented in dollars, translated at the representative rate of exchange as of September 30, 2011 (NIS 3.712 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 – Basis of Preparation (cont'd)

D.	Use of estimates and judgments

The preparation of interim financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Management determines estimates based upon past experience, various factors, external sources and reasonable assumptions according to the circumstances appropriate to each estimate. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the Company's annual financial statements as at December 31, 2010.

E.	Exchange rates and Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)
As of September 30, 2011	3.712	216.3
As of September 30, 2010	3.665	210.1
As of December 31, 2010	3.549	211.7

Increase (decrease) during the period:

Nine Months ended September 30, 2011	4.6%	2.2%
Nine Months ended September 30, 2010	(2.9%)	1.9%
Three months ended September 30, 2011	8.7%	0.0%
Three months ended September 30, 2010	(5.4%)	1.2%
Year ended December 31, 2010	(5.9%)	2.7%

Note 3 - Significant Accounting Policies

The accounting policies that were applied in the preparation of these condensed interim financial statements are consistent with those applied in the preparation of the Company's annual financial statements as at December 31, 2010, except for those mentioned below.

Presented hereunder is a description of the changes in accounting policies that were applied in these condensed consolidated interim financial statements and their effect:

A.	First adoption of new standards and interpretations:

1.
IAS 24 (2009) Related Party Disclosures (hereinafter – “the Standard”). The new standard includes changes in the definition of a related party and changes with respect to disclosures required by entities related to government. The Standard is effective from January 1, 2011. The amendment has no material impact on the Company's financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

A.	First adoption of new standards and interpretations (cont'd)

2.
Amendment to IAS 34 Interim Financial Reporting – Significant events and transactions (hereinafter – “the Amendment”) – The Amendment expanded the list of events and transactions that require disclosure in interim financial statements, such as the recognition of a loss from the impairment in value of financial assets and changes in the classification of assets as a result of changes in their purpose or use. In addition, the materiality threshold was removed from the minimum disclosure requirements included in the Standard before its amendment. The Amendment was applied for interim periods beginning after January 1, 2011.

3.
Amendment to IFRS 7 Financial Instruments: Disclosures – Clarification of disclosures (hereinafter – “the Amendment”) – The Amendment requires adding an explicit declaration that the interaction between the qualitative and quantitative disclosures enables the users of the financial statements to better assess the company’s exposure to risks arising from financial instruments. Furthermore, the clause stating that quantitative disclosures are not required when the risk is immaterial was removed, and certain disclosure requirements regarding credit risk were amended while others were removed. The Amendment is effective for annual periods beginning on or after January 1, 2011. Early adoption is permitted providing that disclosure is provided.

4.
Amendment to IFRIC 14 Prepayments of a Minimum Funding Requirement - The amendment applies in limited circumstances when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover these requirements. The amendment permits such an entity to treat the benefit of such an early payment as an asset. The amendment is applied retrospectively beginning January 1, 2011.

B.	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective, and have not been applied in preparing these consolidated financial statements. The Company is assessing the effects in its financial statements:

1.
IFRS 10 Consolidated Financial Statements (hereinafter – “IFRS 10”). IFRS 10 replaces the requirements of IAS 27 Consolidated and Separate Financial Statements and the requirements of SIC-12 Consolidation – Special Purpose Entities with respect to the consolidation of financial statements, so that the requirements of IAS 27 will continue to be valid only for separate financial statements. IFRS 10 is applicable retrospectively (with a certain relief) for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that also the two additional standards that were issued– IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Involvement with Other Entities are early adopted.

2.
IFRS 11 Joint Arrangements (hereinafter – “IFRS 11”). IFRS 11 replaces the requirements of IAS 31 Interests in Joint Ventures (hereinafter – IAS 31) and amends part of the requirements in IAS 28 Investments in Associates. IFRS 11 defines a joint arrangement as an arrangement over which two or more parties have joint control (as defined in IFRS 10). Joint arrangements are divided into two types: a joint operation and a joint venture. IFRS 11 is applicable retrospectively for annual periods beginning on or after January 1, 2013, but there are specific requirements for retrospective implementation in certain cases. Early adoption is permitted providing that disclosure is provided and that also the two additional standards published – IFRS 10 consolidated financial statements and IFRS 12 disclosure of involvement with other entities are early adopted.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

B.	New standards and interpretations not yet adopted (cont'd)

3.
IFRS 12 Disclosure of Involvement with Other Entities (hereinafter – “IFRS 12”). IFRS 12 contains extensive disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and unconsolidated structured entities. IFRS 12 is applicable for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that the two additional standards published – IFRS 10 consolidated financial statements and IFRS 11 joint arrangements. Nevertheless, it is permitted to voluntarily provide the additional disclosures required by IFRS 12 prior to its adoption without early adopting the other standards.

4.
IFRS 13 Fair Value Measurement (hereinafter – “IFRS 13”). IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value. IFRS 13 is applicable prospectively for annual periods beginning on or after January 1, 2013. Earlier application is permitted with disclosure of that fact. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.

5.
Amendments to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income (hereinafter – “the amendment”). The amendment changes the presentation of items of other comprehensive income (hereinafter – “OCI”) in the financial statements, so that items of OCI that may be reclassified to profit or loss in the future, would be presented separately from those that would never be reclassified to profit or loss. Additionally, the amendment changes the title of the Statement of Comprehensive Income to Statement of Profit or Loss and Other Comprehensive Income. However, entities are still allowed to use other titles. The amendment is effective for annual periods beginning on or after July 1, 2012. The amendment will be applied retrospectively. Early adoption is permitted providing that disclosure is provided.

6.
Amendment to IAS 19, Employee benefits (hereinafter – “the amendment”). The amendment introduces a number of changes to the accounting treatment of employee benefits. The amendment requires immediate recognition of past service costs regardless of whether the benefits have vested or not. The amendment changes the definitions of short-term employee benefits and of other long term employee benefits, so that the distinction between the two will depend on when the entity expects the benefits to be wholly settled, rather than when settlement is due. Furthermore, the amendment enhances the disclosure requirements for defined benefit plans, and clarifies the definition of termination benefits so that they will be recognized at the earlier of when the entity recognizes costs for a restructuring that includes the payment of termination benefits, and when the entity can no longer withdraw the offer of the termination benefits. The amendment is applicable retrospectively for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that disclosure is provided.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 – Operating segments

As of September 1, 2011, following the completion of the merger of Netvision Ltd. to be a wholly owned subsidiary of Cellcom Israel Ltd., the Company has identified two reportable segments, as described below, which are the Company's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on the internal management reports reviewed by the Company's chief operating decision maker (CODM). The CODM does not examine assets or liabilities for those segments, therefore they are not presented.

—	Cellcom – the segment includes Cellcom Israel Ltd. and its subsidiaries, excluding Netvision Ltd. and its subsidiaries.

—	Netvision – the segment includes Netvision Ltd. and its subsidiaries.

Information regarding the results of each reportable segment is included below based on the internal management reports that are reviewed by the CODM.

	Nine - month period ended September 30, 2011
	NIS millions
	Cellcom	Netvision*	Reconciliation for consolidation	Consolidated
Revenues	4,741	100	—	4,841
Inter-segment revenues	2	5	(7)	—
Cost of revenues	(2,359)	(75)	—	(2,434)
Inter-segment cost of revenues	(5)	(2)	7	—
Gross profit	2,379	28	—	2,407
Selling and marketing expenses	(679)	(10)	(11)	(700)
General and administrative expenses	(481)	(8)	—	(489)
Other expenses, net	(1)	—	—	(1)
Operating income (loss)	1,218	10	(11)	1,217
Financing expenses, net	(231)	(1)		(232)
Income (loss) before income tax	987	9	(11)	985

Net income	749	8	(8)	749

EBITDA**	1,718	20	—	1,738

* Netvision segment represents results of operations for one month period commencing September 1, 2011 (see note 10).

** EBITDA as reviewed by the CODM, represents earnings before interest (finance costs, net), taxes, other income (loss), depreciation and amortization, as a measure of operating profit. EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Cellcom Israel Ltd. and Subsidiaries

Note 4 – Operating segments (cont'd)

	Three - month period ended September 30, 2011
	NIS millions
			Reconciliation
			for
	Cellcom	Netvision*	consolidation	Consolidated
Revenues	1,565	100	-	1,665
Inter-segment revenues	2	5	(7)	-
Cost of revenues	(805)	(75)	-	(880)
Inter-segment cost of revenues	(5)	(2)	7	-
Gross profit	757	28	-	785

Selling and marketing expenses	(238)	(10)	(11)	(259)
General and administrative expenses	(168)	(8)	-	(176)
Other expenses, net	(1)	-	-	(1)
Operating income (loss)	350	10	(11)	349
Financing expenses, net	(89)	(1)	-	(90)
Income (loss) before income tax	261	9	(11)	259

Net Income	199	8	(8)	199

EBITDA**	514	20	-	534

* Netvision segment represents results of operations for one month period commencing September 1, 2011 (see note 10).

** EBITDA as reviewed by the CODM, represents earnings before interest (finance costs, net), taxes, other income (loss), depreciation and amortization, as a measure of operating profit. EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Since Netvision segment was acquired during 2011, no amounts are presented for the three and nine month periods ended September 30, 2010 and for the year ended December 31, 2010.

Segment results reported to the CODM include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Inter-segment pricing is determined on an arm’s length basis.

The accounting policies of the reportable segments are the same as described in note 3 to the consolidated financial statements of the Company as at and for the year ended December 31, 2010.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 – Loans and borrowings

Debentures

In March, 2011, the Company issued additional debentures of Series D to the public in Israel in the aggregate principal amount of approximately NIS 294 million in exchange for a total consideration of approximately NIS 383 million, representing an effective interest rate of 2.23% per annum, linked to the Israeli consumer price index. The debentures of series D are payable in five equal annual installments, on July 1 of each of the years 2013 through 2017. The debentures bear an annual interest of 5.19%. The interest is to be paid (or was paid) in annual installments on July 1 of each of the years 2008 through 2017. Both the principal amount and interest are linked to the Israeli Consumer Price Index for August 2007.

In March, 2011, the Company issued additional debentures of Series E to the public in Israel in the aggregate principal amount of approximately NIS 632 million in exchange for a total consideration of approximately NIS 658 million, representing an effective interest rate of 5.47% per annum, without linkage. The debentures of series E are payable in six equal annual installments on January 5 of each of the years 2012 through 2017. The debentures bear an annual interest of 6.25%. The interest is to be paid (or was paid) in annual installments on January 5 of each of the years 2010 through 2017. Both the principal amount and interest are without any linkage.

The debentures were offered and sold pursuant to a supplemental shelf offering report that the Company filed in March 2011 with the Israeli Securities Authority and the Tel Aviv Stock Exchange. The offering was made under the Company's shelf prospectus dated March, 2009.

In July 2011, the Company filed a shelf prospectus with the Israeli Securities Authority and the Tel Aviv Stock Exchange. The shelf prospectus will allow the Company, from time to time, to offer and sell debt, equity, warrants and tradable papers in Israel, in one or more offerings, subject to a supplemental shelf offering report, in which the Company will describe the terms of the securities offered and the specific details of the offering.

In August, 2011, the Company issued additional debentures of Series D to the public in Israel in the aggregate principal amount of approximately NIS 622 million in exchange for a total consideration of approximately NIS 743 million, representing an effective interest rate of 4.03% per annum, linked to the Israeli consumer price index. The debentures of series D are payable in five equal annual installments on July 1 of each of the years 2013 through 2017. The debentures bear an annual interest of 5.19%. The interest is to be paid (or was paid) in annual installments on July 1 of each of the years 2010 through 2017. Both the principal amount and interest are linked to the Israeli Consumer Price Index for August 2007.

In August, 2011, the Company issued additional debentures of Series E to the public in Israel in the aggregate principal amount of approximately NIS 378 million in exchange for a total consideration of approximately NIS 398 million, representing an effective interest rate of 5.81% per annum, without linkage. The debentures of series E are payable in six equal annual installments on January 5 of each of the years 2012 through 2017. The debentures bear an annual interest of 6.25%. The interest is to be paid (or was paid) in annual installments on January 5 of each of the years 2010 through 2017. Both the principal amount and interest are without any linkage.

The debentures were offered and sold pursuant to a supplemental shelf offering report that the Company filed in August 2011 with the Israeli Securities Authority and the Tel Aviv Stock Exchange. The offering was made under the Company's shelf prospectus dated July 2011.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 – Loans and borrowings (cont'd)

The Company used and intends to use the net proceeds from the offering for partial financing of the merger transaction with Netvision Ltd. (see note 10) and general corporate purposes, which may include financing its operating and investing activity, refinancing of outstanding debt under its debentures, and continued dividend distributions as customary in the Company, subject to the decisions of the Company's board of directors from time to time.

Note 6 - Shareholders' Equity

Dividends declared during the reported period are as follows:

	Nine-month period ended		Three-month period ended
	September 30, 2011		September 30, 2011
		Convenience translation		Convenience translation
		into US dollars		into US dollars
		(Note 2C)		(Note 2C)
	NIS millions	US$ millions	NIS millions	US$ millions

3.05 NIS per share	303	81	-	-
2.93 NIS per share	292	79	-	-
2.33 NIS per share	232	62	232	62
	827	222	232	62

On April 28, 2011, the Company paid a cash dividend in the amount of NIS 3.05 per share, totaling approximately NIS 303 million.

On July 7, 2011, the Company paid a cash dividend in the amount of NIS 2.93 per share, totaling approximately NIS 292 million.

On October 17, 2011, subsequent to the reporting date, the Company paid a cash dividend in the amount of NIS 2.33 per share, totaling approximately NIS 232 million.

On November 14, 2011, the Company’s Board of Directors declared a cash dividend in the amount of NIS 1.90 per share, totaling approximately NIS 189 million, to be paid on January 19, 2012, to the shareholders of the Company of record at the end of the trading day in the NYSE on January 5, 2012.

Note 7 – Share-based payments

In May 2011, the Company's board of directors resolved to enlarge the initial pool of options or restricted stock units, or RSUs, of the Company's 2006 Share Incentive Plan, or the Plan, by 1.4 million options or RSUs and to grant 1.06 million additional options to certain non director officers and senior employees of the Company, out of which 315 thousand options to the Company's CEO, at an exercise price of $31.74 per share (dividend adjusted). The options granted will be vested in 3 equal installments on each of the first, second and third anniversary of the date of the grant. The options of the first installment may be exercised within 24 months from their vesting and the second and third installments may be exercised within 18 month from their vesting.
The Company's board of directors further amended the Plan so that the definition of corporate transactions triggering accelerated vesting of the options/RSUs, will include sale or other disposition of all or substantially

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 – Share-based payments (cont'd)

all of our outstanding shares rather than DIC (the Company's controlling shareholder) ceasing to control (as this term is defined in the Israeli Companies Law).

The fair value of share options granted is measured using the Black-Sholes model which was calculated at $4.84 per option, in accordance with the following assumptions:

Share price at grant date	$31.58
Exercise price	$31.74
Expected volatility (weighted average life)	24.35%
Option life (expected weighted average life)	2.3 years
Risk free interest rate (weighted average)	0.7%

Note 8 - Contingent Liabilities

In the ordinary course of business, the Company is involved in numerous lawsuits. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of counsel and on the Company’s estimate of the probable settlements amount that are expected to be incurred, if such a settlement will be agreed by both parties and where applicable – approved by the court. Described hereunder are new lawsuits filed against the Company during the reported period and updates of lawsuits presented in 2010 annual financial statements, as well as lawsuits pending against Netvision as of the date it has become the Company’s subsidiary, that are material to the Company (including Netvision) following the merger consummation:

1.
In September 2000, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv–Jaffa by one of the Company’s subscribers in connection with VAT charges in respect of insurance premiums and the provision of insurance services that were allegedly provided not in accordance with the law. In April 2011, the purported class action was dismissed with prejudice. Had the lawsuit been certified as a class action, the amount claimed was estimated by the plaintiff to be NIS 402 million.

2.
In August 2003, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv–Jaffa (and later transferred to the District Court of the Central Region) by one of the Company’s subscribers in connection with the Company's method of rounding the rates of calls, the Company's method of linking rates of calls to the consumer price index and an alleged unlawful approval of a certain rate that was approved by the Ministry of Communications in 1996. Following the amendment to the Consumer Protection Law in December 2005, the plaintiff filed an amended statement of its claim in March 2006, to which the Company has replied. If the lawsuit is certified as a class action, the amount claimed (for the original claim) is estimated by the plaintiff to be NIS 150 million. In August 2009 and September 2010, during preliminary proceedings, the court rejected most of the alleged causes of action. As a result, the request to certify the lawsuit as a class action will continue to be heard in respect of one cause of action only: that the Company did not provide its customers full information in regards to the maximum airtime tariff set in the calling plan and the Company's license, prior to entering into a calling plan. In November 2010, the plaintiff appealed the decision to the Supreme Court and in July 2011 filed a revised appeal, only in relation to the Court's decision to accept the Company's defense of limitations in relation to most of the alleged causes.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 8 - Contingent Liabilities (cont'd)

3.
In August 2006, a purported class action lawsuit was filed against the Company (and two other cellular operators) in the District Court of Tel-Aviv–Jaffa, by plaintiffs alleging to be subscribers of the defendants, in connection with sums allegedly unlawfully charged for a segment of a call that was not actually carried out. In November 2010, the purported class action was dismissed with prejudice. In December 2010, an appeal was filed with the Supreme Court challenging the dismissal. In October 2011, the Supreme Court dismissed the appeal without prejudice, at the appellant's request. If the lawsuit was certified as a class action, the total amount claimed was estimated by the plaintiffs to exceed NIS 100 million, without specifying the amount claimed from the Company individually.

4.
In 2008 three purported class action lawsuits (which later were joined to one) were filed against Netvision and certain other long distance operators, in the District Court of Tel Aviv-Jaffa, by plaintiffs alleging that the defendents misled the purchasers of prepaid cards for international calls in relation to certain bonus minutes promised to them and in relation to an alleged restrictive agreement among the defendants. If the lawsuit is certified as a class action, the total amount claimed from all the defendants was estimated by the plaintiffs to be approximately NIS 2.2 billion, of which approximately NIS 818 million was attributed to Netvision, . In November 2010, the request to certify the lawsuit as a class action was approved in relation to certain prepaid cards bought between 2004 and 2008 regarding the bonus minutes and reduction of minutes in certain circumstances. In December 2010, the defendants filed a request for appeal with the Supreme Court challenging the decision and in March 2011, the Supreme Court gave a stay of proceedings order in relation to the implementation of the district court's decision. Following a hearing of the defendants' request for appeal, held in April 2011, the proceedings in the Supreme Court were temporary delayed and the parties are conducting mediations procedures.

5.
In July 2010, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by two plaintiffs alleging to be subscribers of the Company, in connection with the allegation that the Company's subscribers' agreements violate certain format requirements under the Israeli Standard Contracts Law. In July 2011 the Court approved the plaintiffs request to withdraw the lawsuit. Had the lawsuit been certified as a class action, the total amount claimed from the Company was estimated by the plaintiffs to be approximately NIS 100 million.

6.
In December 2010, nine purported class action lawsuits were filed against the Company in various District Courts (and later transferred to the District Court of Central Region), by plaintiffs alleging to be the Company's subscribers, claiming compensation for damages (in some of the lawsuits mental anguish as well), in connection with allegations (in all or some of the lawsuits) that the Company misled its subscribers and unlawfully and in violation of its license and agreements with its subscribers, failed to provide service to its subscribers during the network malfunction that occurred on December 1, 2010. In addition, an examination committee appointed by Ministry of Communications investigated the causes and the Company's handling of the malfunction. Three purported class actions, for the claimed amount of approximately NIS 22 million, NIS 57 million and NIS 200 million were dismissed without prejudice at the respective plaintiff's request. In May 2011, the Court approved a procedural agreement among the plaintiffs in the other six purported class actions. The procedural agreement provides that all but one of the six purported class actions will be withdrawn at their respective plaintiffs' request, and further provides that the purported class action for the claimed amount of approximately NIS 61 million will remain pending and, to the extent requested by the other plaintiffs until June 2011, be amended to include causes of actions and remedies alleged in any of the other five purported class actions. Two purported class actions (for the claimed amount of approximately NIS 1.18 billion and NIS 25 million) were dismissed as part of a procedural agreement. Three purported class actions (for the claimed amounts of approximately NIS 1.32 billion, NIS 1.3 billion and NIS 990 million) were dismissed after having failed to comply with the Courts' orders regarding the procedural agreement. To date, no

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 8 - Contingent Liabilities (cont'd)

amendment to the remaining purported class action (according to the procedural agreement) was requested.

7.
In April 2011, a purported class action lawsuit was filed against the Company in the District Court of Central region, by a plaintiff alleging to be the Company's subscriber, in connection with allegations that the Company unlawfully charges its subscribers with a commission for bills paid in cash in the Israeli Postal Service branches. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 151 million.

8.
In April 2011, a purported class action lawsuit was filed against the Company in the District Court of Central region, by a plaintiff alleging to have used the Company's pre paid services, in connection with allegations that the Company unlawfully failed to inform such subscribers that it does not allow them to make calls when their pre-paid balance falls below NIS 3. If the lawsuit is certified as a class action, the total amount claimed from the Company (mostly for non-monetary damages) is estimated by the plaintiff to be approximately NIS 161 million.

.
9.
In May 2011, a purported class action lawsuit was filed against the Company and another cellular operator in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be a former subscriber of the Company and a subscriber of the other cellular operator, in connection with allegations that the defendants allegedly did not allow subscribers that stopped their subscription with the Company to pay for end user equipment in installments, in violation of the law. If the lawsuit is certified as a class action, the total amount claimed from the defendants (half of which for non-monetary damages) is estimated by the plaintiff to be approximately NIS 200 million, without specifying the amount attributed to the Company individually.

10.
In May 2011, a purported class action lawsuit was filed against the Company and two other cellular in the District Court of Tel-Aviv-Jaffa, by plaintiffs alleging to be subscribers of the defendants, in connection with the allegation that the defendants' telephonic customer services are not provided within a reasonable time, unlawfully and in violation of their agreements with the subscribers. The total amount claimed from the Company, if the lawsuit is certified as a class action, is estimated by the plaintiffs to be approximately NIS 295 million, out of which approximately NIS 107 million is attributed to the Company.

11.
In May 2011, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be a former subscriber of the Company, in connection with allegations that the defendant unlawfully and in violation of its license provides certain rebates and benefits while discriminating between customers. The total amount claimed from the Company if the lawsuit is certified as a class action, is estimated by the plaintiff to be approximately NIS 150 million.

12.
In June 2011, a purported class action lawsuit was filed against the Company and three other cellular operators in the District Court of Tel-Aviv-Jaffa, by an Israeli citizen, in connection with the allegation that the defendants mislead customers who buy accessories for carrying cellular handsets or do not disclose to them  relevant data concerning radiation hazards associated with the usage of accessories for carrying cellular handsets, allegedly contrary to the cellular handsets manufacturers' instructions and warnings and the Israeli Ministry of Health' recommendations. Thereafter, the plaintiff also requested interim remedies to prevent further sale of such accessories by the Company and two other defendants (the forth allegedly doesn't sell such accessories) or to require them to take necessary precautionary measures, including by complying with alleged disclosure duties and by ceasing alleged misleading, which were rejected by the court in October 2011. In July 2011, at the request of the Company, the

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 8 - Contingent Liabilities (cont'd)

purported class action was transferred to be heard by the Judge hearing the purported class action filed against the Company and three other cellular operators in May 2011, by the same plaintiff and three other plaintiffs, raising similar questions. The total amount claimed from the Company, if the lawsuit is certified as a class action, is estimated by the plaintiff to be approximately NIS 1 billion (out of a total sum of approximately NIS 2.7 billion against all defendants), substantially all for non monetary damages.

13.
In July 2011, a purported class action lawsuit was filed against the Company in the District Court of Jerusalem, by plaintiffs alleging to be subscribers of the Company, in connection with the allegation that the Company raised tariffs for business customers, unlawfully and in violation of its agreements with them. The total amount claimed from the Company, if the lawsuit is certified as a class action, is estimated by the plaintiff to be at least hundreds of millions of NIS. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

14.
In August 2011, a purported class action lawsuit was filed against the Company in the District Court of Central Region, by plaintiffs alleging to be subscribers of the Company, in connection with the allegation that certain SMS massages were charged by the Company unlawfully and in violation of its agreements with its subscribers. The total amount claimed from the Company, if the lawsuit is certified as a class action, is estimated by the plaintiffs to be approximately NIS 146 million (half of which for mental anguish). At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

15.
In August 2011, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be a subscriber of the Company, in connection with the allegation that the Company discrimnates between its subscribers in the provision of different services in its service centers. The total amount claimed from the Company, if the lawsuit is certified as a class action, is estimated by the plaintiff to be approximately NIS 307 million. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

16.
During the reported period and up to the date of approving the financial statements, the Company was served with three purported class actions in connection with allegations that the Company operated unlawfully or in violation of its licenses or agreements with its subscribers, in which the respective plaintiffs did not estimate the total amount claimed from the Company, if the lawsuit is certified as a class action. In addition, during that period, an appeal challenging the dismissal of a purported class action against Netvision, without an estimate of the total amount claimed, was filed with the Suprem Court.

17.
Other lawsuits, including purported class actions filed against the Company by different plaintiffs and for different claims during the reported period and up to the date of approving the financial statements, as well as other such lawsuits pending against Netvision as of the date it has become the Company’s subsidiary, are not detailed in these financial statements. If the purported class actions are certified as class actions, the aggregate amount claimed in all those lawsuits, as of the date of approval of these financial statements, is estimated by the plaintiffs to be approximately NIS 535 million. During the same period, purported class actions and other lawsuits not detailed in these financial statements, in the aggregate amount of approximately NIS 235 million were dismissed.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 9 – Regulation and legislation

1.
In June 2011, the petition regarding the interconnect tariffs reduction that are payable to the cellular operators commencing January 1, 2011, under the Israeli Communications Regulations (Telecommunications and Broadcasting)) Payment for Interconnecting), 2000, was dismissed with prejudice with the Company's consent. For additional details see note 29 to the Company's annual financial statements for the year ended December 31, 2010.

2.
In July 2011, the state of Israel announced it accepts the Supreme Court's suggestion (following a petition filed by the Company and two other cellular operators) to set the royalties' rate to 1.75% in 2011 and 2012 and to 0% starting 2013. The state reserved its right to charge royalties or other payments by primary legislation. The petitioners also accepted the Supreme Court's suggestion. For additional details see note 27 to the Company's annual financial statements for the year ended December 31, 2010.

3.
In October 2011, subsequent to the reporting date, the public committee appointed by the Ministry of Communications to examine Bezeq's tariffs structure and tariffs for landline wholesale services and further mandated to review the possible annulment of the structural limitations currently imposed on Bezeq and its subsidiaries, published its recommendations. The recommendations are substantially similar to the previously reported interim recommendations and further include the following: (1) wholesale tariffs to be set by the regulators shall be maximum tariffs, based on cost plus incentive to make investments and shall be reviewed every 3 years. Until such tariffs shall be set, the tariff shall be fixed, regardless of customer's traits and amount to 75% of Bezeq's average retail price for private customers, during July to September 2011. (2) Structural separation imposed on the holders of landline general licenses, shall be replaced by accountancy separation within 6 months from the earlier of wholesale agreement execution or the provision of wholesale services, or upon wholesale tariffs setting, and by a restriction on information transfer between the retail and wholesale divisions of the landline general license holders. If no wholesale market is established within 2 years, the regulator shall resume structural separation between infrastructure and end-user services of landline general license holders. The implementation of the recommendations, in whole or in part, is subject to the adoption thereof by the Minister of Communications and further legislative proceedings.

While an effective wholesale landline market will enhance Netvision's ability to compete and extend its services offer, the recommendations regarding the structural separation and Bezeq's tariffs supervision may have a material adverse effect on its results of operation.

Note 10– Acquisition of Subsidiary

Business combination

Following the information provided in note 32 of the Company's 2010 annual financial statements, regarding a proposed merger between the Company's subsidiary and Netvision Ltd., or Netvision, the merger transaction was completed on August 31, 2011 and as of this date Netvision became a subsidiary of the Company and was fully consolidated in the Company's financial statements.

As of the acquisition date up to September 30, 2011, Netvision contributed NIS 98 million to the Company’s revenues. Netvision's contribution to the Company's net income was fully offset by the amortization of intangible assets recognized during the business combination in the amount of NIS 8 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 10– Acquisition of Subsidiary (cont'd)

The following summarizes the major classes of consideration transferred, and the recognized amounts of assets acquired and liabilities assumed at the acquisition date:

Consideration transferred
NIS thousands
Cash	1,571
Share-based awards – cost of past service	8
Total consideration transferred	1,579

Replacement of share-based payment awards

According to the terms of the merger agreement Cellcom Israel Ltd. committed to exchange share-based payment awards held by employees of Netvision for a cash consideration.

The Company recognized NIS 8 million as part of the cost of the business combination on the basis of the portion of awards that can be attributed to services provided before the business combination. An amount of NIS 2 million will be recognized as post-acquisition compensation cost over the service period.

Identifiable assets acquired and liabilities assumed

Summary of assets acquired and liabilities assumed at acquisition date (based on provisional amounts as described hereunder):
NIS millions

Trade and other receivables	659
Inventories	5
Intangible assets	1,092
Deferred tax Assets	(46)
Property, plant and equipment	182
Trade and other payables	(388)
Loans and borrowings	(44)
Provisions	(3)

Net assets acquired	1,457

Cash acquired	122

Total consideration transferred	1,579

The acquisition is accounted for using the purchase method. The Company allocated the total purchase price to assets acquired and liabilities assumed using estimates of their fair values and amortization periods pending completion of an independent valuation which commenced at acquisition date and has yet been completed. The final determination of the fair values of assets acquired, liabilities assumed and amortization periods may differ from estimates.

Acquisition-related costs

The Company incurred acquisition-related costs of NIS 6 million mainly related to consulting fees, legal fees and due diligence costs. These costs have been included in general and administrative expenses in the statements of income.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 11 – Subsequent events

1.
In October 2011, subsequent to the reporting date, the Israeli Government approved the tax recommendations of the public Israeli committee for socio-economic change, which include, among others, a decision to halt the reduction in corporate tax rate, so that corporate tax rate will increase to 25% commencing January 1, 2012 (corporate tax rate for 2011 is 24% and was supposed to gradually decrease to 18% in 2016). Legislative processes have to be completed for those Government approved changes in the tax rates to become effective.  As at September 30, 2011, and as at the date of approval of these financial statements, the required legislative processes have not yet been completed. Therefore, the changes in the tax rates, that were approved in the aforesaid Government decision, do not have an effect on the measurement of deferred tax assets and deferred tax liabilities in the financial statements as at September 30, 2011, since their legislation had not yet been substantively enacted as at that date.

If the legislation of the new tax rates had been substantively enacted by September 30, 2011, the effect of the change on the financial statements as at September 30, 2011, would have been reflected in a one-time deferred tax expense in the amount of approximately NIS 33 million, as a result of an increase in deferred tax liability.

2.
In October 2011, subsequent to the reporting date, the Company received Mr. Amos Shapira's resignation from office as the Company's CEO after six years of tenure, effective December 31, 2011. The Company's board of directors has nominated Mr. Nir Sztern as the Company's CEO, effective January 1, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	November 15, 2011	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel